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July 7, 2005


05009636

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a translation of a press release announcing a half-yearly evaluation of the Arcelor liquidity agreement entered into with SG Securities (Paris).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac



Enclosure
cc: Regis Ramseyer
Arcelor SA

7/12



Unofficial translation for information purposes only

Paris, July 4, 2005

# Half-yearly evaluation of the ARCELOR liquidity agreement entered into with SG Securities (Paris)

Pursuant to the liquidity agreement between Arcelor and SG Securities (Paris), the following assets were held in the liquidity account as of July 1, 2005:

- 309.278 Arcelor securities
- €16,838,241.93

For informational purposes, the following assets were held in the liquidity account at the time the liquidity agreement was entered into:

- 1,000,000 Arcelor securities
- €6,000,000.00



***About the Arcelor Group***

*Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company – number one steel producer in Europe and Latin America – ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.*

**www.arcelor.com**


| ***Corporate Communications*** | | ***Investor Relations*** | |
|---|---|---|---|
| Telephone : +352 4792 5000 | | Martine Hue: | +352 4792 2151 |
| E-mail : press@arcelor.com | | | 00 800 4792 4792 |
| | | | +33 1 41 25 98 98 |
| Patrick Seyler: | +352 4792 2360 | | |
| Luc Scheer : | +352 4792 4455 | | |
| Jean Lasar | +352 4792 2359 | | |
| ***(France)*** | | | |
| Sandra Luneau: | +33 1 41 25 65 04 | | |

*Arcelor S.A.*
19, avenue de la Liberté, L–2930 LUXEMBOURG